UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No.     ) *

                             Procera Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   74269U 10 4
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                                 (CUSIP Number)

                                December 29, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]   Rule 13d-1(b)

              [X]   Rule 13d-1(c)

              [ ]   Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

CUSIP No.            74269U 10 4

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     1.  Names of Reporting Persons.     Linden Growth Partners Master Fund L.P.
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
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     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   Cayman Islands
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Number of              5.  Sole Voting Power             0
Shares Bene-         -----------------------------------------------------------
ficially owned
by Each                6.  Shared Voting Power           3,271,959
Reporting            -----------------------------------------------------------
Person With:
                       7.  Sole Dispositive Power        0
                     -----------------------------------------------------------

                       8. Shared Dispositive Power       3,271,959
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,271,959

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

    11.  Percent of Class Represented by Amount in Row (9)         7.0%
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    12.  Type of Reporting Person (See Instructions)   PN
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                                Page 2 of 8 pages

CUSIP No.            74269U 10 4

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.   Linden Capital Management IV, LLC
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power             0
Shares Bene-         -----------------------------------------------------------
ficially owned
by Each                6.  Shared Voting Power           3,271,959
Reporting            -----------------------------------------------------------
Person With:
                       7.  Sole Dispositive Power        0
                     -----------------------------------------------------------

                       8. Shared Dispositive Power       3,271,959
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,271,959

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

    11.  Percent of Class Represented by Amount in Row (9)         7.0%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)    OO
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                                Page 3 of 8 pages

CUSIP No.            74269U 10 4

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.   Linden Asset Management, Inc.
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   Pennsylvania
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power             0
Shares Bene-         -----------------------------------------------------------
ficially owned
by Each                6.  Shared Voting Power           3,271,959
Reporting            -----------------------------------------------------------
Person With:
                       7.  Sole Dispositive Power        0
                     -----------------------------------------------------------

                       8. Shared Dispositive Power       3,271,959
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,271,959

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

    11.  Percent of Class Represented by Amount in Row (9)         7.0%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)    CO
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                                Page 4 of 8 pages

CUSIP No.            74269U 10 4

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.   Paul J. Coviello
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power             0
Shares Bene-         -----------------------------------------------------------
ficially owned
by Each                6.  Shared Voting Power           3,271,959
Reporting            -----------------------------------------------------------
Person With:
                       7.  Sole Dispositive Power        0
                     -----------------------------------------------------------

                       8. Shared Dispositive Power       3,271,959
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,271,959

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

    11.  Percent of Class Represented by Amount in Row (9)         7.0%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)    IN
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                                Page 5 of 8 pages

Item 1.
(a)     The name of the issuer is Procera Networks, Inc. (the "Issuer").
(b) The principal executive office of the Issuer is located at 100C Cooper Court, Los Gatos, CA 95032.


Item 2.
(a) This statement (this "Statement") is being filed by Paul J. Coviello, the controlling member of Linden Capital Management IV, LLC, a Delaware limited liability company ("LCM"), and Linden Asset Management, Inc., a Pennsylvania corporation ("LAM"). LCM serves as the general partner of Linden Growth Partners Master Fund L.P., a Cayman Islands exempted limited partnership (the "Fund"), and LAM serves as the investment manager of the Fund. Paul J. Coviello, LCM, LAM and the Fund are collectively referred to herein as the "Filers". The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns the shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.
(b) The principal business office of the Filers is 718 S. State Street, Suite 101, Clarks Summit, PA 18411.
(c)     For citizenship information see Item 4 of the cover sheet of each Filer.
(d) This Statement relates to the common stock of the Issuer, par value $.001 per share ("Common Stock").

(e)     The CUSIP Number of the Common Stock is 74269U 10 4.


Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:
(a)     [ ]     Broker or dealer registered under section 15 of the Act (15
                U.S.C. 78o).
(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).
(d)     [ ]     Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).
(e)     [ ]     An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)     [ ]     An employee benefit plan or endowment fund in accordance with
                240.13d-1(b)(1)(ii)(F);
(g)     [ ]     A parent holding company or control person in accordance with
                240.13d-1(b)(1)(ii)(G);
(h)     [ ]     A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
(i)     [ ]     A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);
(j)     [ ]     Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Not applicable.


Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Filer, which information is given as of October 31, 2006. The percentage ownership of each Filer is based on 46,790,342 shares of Common Stock issued and outstanding on July 31, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended July 2, 2006.

On December 29, 2005, Linden Growth Partners, LP, a Delaware limited partnership ("LGP"), completed a purchase of 2,500,000 shares of Common Stock. The general partner of LGP at the time was Linden Capital Management, LLC, a Pennsylvania limited liability company controlled by Mr. Coviello, and the investment manager of LGP was LAM. Following such purchase, LGP owned 3,021,959 shares of Common Stock in the aggregate, and warrants to purchase an additional 287,375 shares of Common Stock (which warrants have since expired), which together represented at the time approximately 9.5% of the Issuer's then issued and outstanding Common Stock (based on information received from the Issuer). On March 1, 2006, LGP purchased an additional 250,000 shares of Common Stock. On August 3, 2006, as part of an internal restructuring, Linden Capital Management, LLC was replaced as the general partner of LGP by Linden Capital Management I, LLC, a Delaware limited liability company controlled by Mr. Coviello. On October 1, 2006, as part of another internal restructuring, LGP transferred all of its assets, including all shares of Common Stock then owned by LGP, to the Fund.

                                Page 6 of 8 pages

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 7 of 8 pages

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    October 31, 2006




      /s/ PAUL J. COVIELLO
      ---------------------------------
      Paul J. Coviello


      Linden Capital Management IV, LLC

      By: /s/ PAUL J. COVIELLO
          ---------------------------------
          Paul J. Coviello, Manager


      Linden Asset Management, Inc.

      By: /s/ PAUL J. COVIELLO
          ---------------------------------
          Paul J. Coviello, President


      Linden Growth Partners Master Fund L.P.

      By:  Linden Capital Management IV, LLC,
           General Partner

      By: /s/ PAUL J. COVIELLO
          ---------------------------------
          Paul J. Coviello, Manager

                                Page 8 of 8 pages

                                  EXHIBIT INDEX

         Exhibit No.                             Document
         -----------                             --------

              1 Joint Filing Agreement, dated October 31, 2006, among Paul J. Coviello, Linden Capital Management IV, LLC, Linden Asset Management, Inc. and Linden Growth Partners Master Fund L.P. to file this joint statement on Schedule 13G

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Procera Networks, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.


Dated: October 31, 2006



                                        /s/ PAUL J. COVIELLO
                                        --------------------------------
                                        Paul J. Coviello


                                        Linden Capital Management IV, LLC

                                        By: /s/ PAUL J. COVIELLO
                                            ---------------------------------
                                            Paul J. Coviello, Manager


                                        Linden Asset Management, Inc.

                                        By: /s/ PAUL J. COVIELLO
                                            ---------------------------------
                                            Paul J. Coviello, President


                                        Linden Growth Partners Master Fund L.P.

                                        By:  Linden Capital Management IV, LLC,
                                             General Partner

                                        By: /s/ PAUL J. COVIELLO
                                            ---------------------------------
                                            Paul J. Coviello, Manager